

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
Christopher J. Vohs
Chief Accounting Officer
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue
9th Floor
New York, NY 10019

> **Re:** **Bluerock Residential Growth REIT, Inc.**
> **Preliminary Proxy Statement on Form 14A**
> **Filed December 17, 2013**
> **File No. 000-54946**

Dear Mr. Vohs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Approval of Amendment and Restatement of Charter …, page 13

1.   We note that proposal number 1 is seeking shareholder approval to make multiple amendments to the charter, including, but not limited to, adding two new classes of common stock with different rights. Please revise your proxy statement to unbundle the proposed amendments into separate proposals as appropriate. Refer to Rule 14a-4(a)(3) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Christopher J. Vohs
Chief Accounting Officer
Bluerock Residential Growth REIT, Inc.
December 23, 2013
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Richard P. Cunningham, Jr., Esq. (*via e-mail*)